Room 4561

	July 27, 2005

Micromem Technologies Inc.
c/o Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022

Re:	Micromem Technologies Inc.
	Form F-3 filed June 27, 2005
	File No. 333-126132

	Form 20-F for the year ended October 31, 2004, as amended
	File No. 0-26005

Dear Mr. Ziegler:

      This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. No further review of the filings has been or will be made. Please respond to our comments that pertain to the periodic filings within
10 business days of the date of this letter. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form F-3 filed June 27, 2005

General

1. You seek to register resales of 2,342,334 common shares underlying
Series B warrants that are not outstanding and will only become outstanding if Series A warrants are exercised. Please tell us the exemption from registration relied upon with respect to the offer and sale of the Series A warrants, Series B warrants and the underlying common shares to the selling security holders. Also, explain the factual basis for your view that the exemption relied upon was available for these issuance transactions to the selling security holders. We note that at page 23 of the prospectus, you indicate that the sales of the Series A warrants were part of a "private placement." Since the offer and sale of the Series B warrants to the selling security holders was completed when you filed the resale registration statement relating to the common shares underlying the
Series B warrants, tell us why you believe the offering you commenced without registration does not involve a public offering.

2. Please refer to Interpretation 3S of the Securities Act Sections portion of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations, which sets forth our views with respect to registration of shares underlying convertible or exercisable securities. It appears that for registration of shares underlying convertible or exercisable securities to be appropriate, the registrant must complete the offer and sale of the convertible securities before the filing of the resale registration statement. We note that the selling security holders who received Series A warrants have not yet purchased the Series B warrants, and that any receipt of those Series B warrants would occur only if those warrant holders exercise their discretion to exercise the Series A warrants.
Because the selling security holders are not irrevocably committed to purchase the Series B warrants, it appears that Rule 152 under the Securities Act is not available to separate the issuance and resale transactions. Although the offer and sale of the Series A warrants was commenced without registration, in filing the resale registration statement for the public offer and sale of the shares underlying the
Series B warrants it appears that the offer of the Series B warrants and the underlying shares to the selling security holders involves a public offering. Please provide us with a detailed analysis addressing this matter and provide appropriate disclosure in the prospectus.

Risk Factors

Our auditors have identified significant deficiencies in our internal accounting controls, page 16

3. We note your risk factor discussion with respect to the deficiencies identified by your auditors as well as the remedial actions you intend to take. Such disclosure, however, appears to be similar to the disclosure made in your Form 20-F filed February 28,
2005. Please revise to discuss any measures that have been made to address your deficiencies and what steps remain to be taken in order to resolve your deficiencies.

Selling Shareholders

4. Please ensure that disclosure required by Item 9.D. of Form 20-F is provided with respect to each selling security holder. For example, we note that the registration statement includes the registration of 800,000 common shares underlying Series B warrants that were issued to selling security holders in connection with ongoing services per your disclosure on page 23. Please provide disclosure with respect to the nature of the services provided and describe the relationship and arrangements regarding the provision of those services by the selling security holders.

5. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling security holders that are non-public entities. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

Form 20-F for the year ended October 31, 2004

Item 15. Controls and Procedures

6. We note that you evaluated the effectiveness of your disclosure controls and procedures as of a date within 90 days prior to the filing of your report. The evaluation of your disclosure controls and procedures pursuant to Item 15(a) of Form 20-F is to be made as of the end of the period covered by the report. Your disclosure also does not appear to provide the conclusion from such evaluation. Please tell us whether the applicable executives concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Additionally, please confirm to us that you will consider this comment in preparing future periodic reports.

7. It does not appear that you have made the necessary disclosure under Item 15(d) of Form 20-F. Item 15(d) requires the disclosure of any change that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please tell us whether there were any changes of the type specified in Item 15(d) and confirm that in preparing future filings you will consider this comment.

Form 20-F/A filed June 22, 2005

8. The certifications pursuant to Rule 13a-14(b) under the Exchange
Act filed with your amended Form 20-F do not meet the requirements of
Instruction 12 of the Instructions as to Exhibits under Form 20-F. Please refile in order to provide the necessary certifications with respect to the items that you amended in your Form 20-F/A filed June
22, 2005.

Forms 6-K

9. The signature line of your Forms 6-K contain the phrase
"signed"
rather than evidence of a conforming signature.  Pursuant to Rule
302
of Regulation S-T, signatures in electronic filings must consist of
"letters or characters comprising a name, executed, adopted or authorized as a signature." As a result, it appears that your Forms
6-K have been filed unexecuted. Please confirm that all Forms 6-K which are the subject of this comment have been manually executed and that you are in compliance with Rule 302(b) of Regulation S-T.


*              *              *              *


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Prior to our declaration of the effective date of the pending post-effective amendment pursuant to Section 8(c) of the Securities
Act, the company should furnish a letter acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Scott A. Ziegler, Esq.
	George E. Boychuk, Esq.
      Ziegler, Ziegler & Associates LLP
      570 Lexington Avenue, 44th Floor
	New York, New York 10022
	Telephone: (212) 319-7600
	Facsimile:  (212) 319-7605